Exhibit 99.1

Borr Drilling Limited – Contracting Update

Borr Drilling Limited (NYSE and OSE: “BORR”) is pleased to announce new contract commitments for three of its premium jack-up rigs, the “Arabia I”, the “Gunnlod” and the “Norve”.  These commitments cover a total of 1,779 days and $332 million in contract revenue, including mobilization and demobilization compensation.

The “Arabia I” which had its work scope suspended earlier this year in Saudi Arabia has secured a new long-term contract in Brazil. The contract period is 4 years firm plus a 4 years unpriced option. This contract is expected to commence in Q1 2025 in cooperation with an experienced local partner for Petrobras.

In Southeast Asia, the “Gunnlod” has received a binding Letter of Award from an operator in Malaysia.  The award covers a firm scope of seven wells, with an anticipated duration of 210 days, and is expected to commence in November 2024.

In Africa, the “Norve” has secured a 109 days extension with BW Energy in Gabon.  This extension will keep the “Norve” contracted until February 2025 when it will commence its subsequent contract with Marathon Oil in Equatorial Guinea.

Additionally, the Company previously announced the award of 180 days firm plus 180 days option commitment in Congo for ENI. The “Gerd” will execute this program that is expected to commence in October 2024. The rig is currently operating in the UAE and will commence mobilization to West Africa in September immediately following the completion of its current contract.

Chief Commercial Officer, Bruno Morand, commented:

“These new awards reinforce Borr Drilling’s ability to secure strategic commitments by leveraging our premium fleet, strong operational performance, and global footprint. Year to date, the Company has secured 13 new contracts contributing $644m in contract value, implying an average equivalent day rate of approximately $185,000.

The new long-term award in Brazil for the “Arabia I” will be a vast improvement over its previous contract with a day-rate increase of over 60%. Following these awards, all our delivered rigs are committed. Based on already secured commitments and ongoing negotiations, we are confident that the new build Vali will be contracted and operating shortly after its delivery later this year.”

Hamilton, Bermuda

26 July 2024

Forward looking statements

This press release includes forward looking statements, which do not reflect historical facts and may be identified by words such as "will", "expect", "estimate" and similar expressions and include statements relating to contract awards, letter of awards,  contract duration and value and expected start and end dates, and other non-historical statements. Such forward looking statements are subject to risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks related to contracting, including our ability to convert LOAs into contracts, the final terms and start dates of such contracts, actual performance under drilling contracts, the risk that backlog may not be realized, and other risks and uncertainties described in the section entitled "Risk Factors" in our most recent annual report on Form 20-F and other filings with the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward -looking statements included herein. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.